Exhibit 99.1

POSITIVE PHASE II PROSTATE CANCER RESULTS WITH YM BIOSCIENCES’ LEAD
CANCER DRUG TESMILIFENE PUBLISHED IN JOURNAL OF UROLOGY

MISSISSAUGA, Canada - October 13, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced the publication of a research paper in the November 2005 issue of the Journal of Urology that reports results from a Phase II trial of tesmilifene plus mixantrone/prednisone for the treatment of hormone refractory prostate cancer. The paper reported that the prostate specific antigen (PSA) decrease and reduction of symptoms observed with tesmilifene plus mitoxantrone/prednisone compare favorably to those of mitoxantrone/prednisone and docetaxel/estramustine in the literature and that the 2-year survival rate of 21% mandates further assessment in a Phase III trial.

“The high proportion of patients experiencing a 50% and 75% PSA decrease, and dramatic amelioration of pain suggests that this novel regimen may be more effective than mitoxantrone-prednisone alone, especially when the characteristics of advanced age and extensive bony metastases are considered. This novel combination therapy shows sufficient activity to merit formal phase III testing,” noted Dr. Derek Raghavan, lead author of the paper entitled "Phase II Trial of tesmilifene plus mixantrone and prednisone for Hormone Rrefractory Prostate Cancer: High Subjective and Objective Response in Patients with Symptomatic Metastases.”

The trial enrolled a total of 29 patients with a median age of 73 years with progressive hormone refractory prostate cancer who received 5.3 mg/kg of tesmilifene intravenously every 3 weeks, 12 mg/m2 mitoxantrone intravenously every week and 5 mg prednisone orally twice daily. All patients had pain at presentation, while 97% had bone metastases, 10% had liver metastases and 17% had lung metastases. Median PSA was 210 ng/ml (IQR 77 to 430).

Seventy-five percent of the patients had some pain improvement, 66% had decreased analgesic requirements, 59% had a PSA decrease of 50% or greater and 45% had a PSA decrease of 75% or greater. The 2-year survival was 21%. Hormone refractory prostate cancer patients typically have a median survival of less than 12 months and a 2-year survival of only up to 10% in most studies.

The South West Oncology Group, a U.S. National Cancer Institute cooperative group, has proposed to sponsor a Phase III trial, which is currently in design and will compare tesmilifene plus mitoxantrone/prednisone against mitoxantrone/prednisone in hormone refractory prostate cancer patients who have failed Taxotere therapy.

“This publication further establishes that tesmilifene has the potential to enhance the positive effects of a variety of chemotherapies and can be applied across a range of tumour types,” said David Allan, Chairman and CEO. “The planned Phase III trial in hormone refractory prostate cancer will significantly augment our clinical program for tesmilifene, which currently includes a 700 patient pivotal Phase III trial underway in metastatic and recurrent breast cancer program for which we recently completed enrolment.”

About tesmilifene (DPPE)
Tesmilifene is a small molecule chemopotentiator effective in enhancing all known classes of chemotherapies currently used to treat cancer. YM BioSciences recently completed enrolment of its 700 patient pivotal trial of tesmilifene for the treatment of metastatic and recurrent breast cancer. The trial compares tesmilifene combined with epirubicin/cyclophosphamide against epirubicin/cyclophosphamide alone in women with rapidly progressing metastatic and recurrent breast cancer.

An analysis of overall survival in a subgroup of patients enrolled in a previous Phase III trial (“MA.19”) were published in the Proceedings of ASCO 2005 and demonstrated that tesmilifene extended median survival in a similar patient population from 12.2 months to 29.7 months (143%; p=0.0016) when added to doxorubicin versus doxorubicin alone. If survival results in the ongoing pivotal trial are similar to those in the first tesmilifene Phase III trial then, through a Special Protocol Assessment agreed to with the FDA, the data could be sufficient to seek regulatory approval. The first planned interim analysis of data from this pivotal trial will occur in mid calendar 2006.

YM has also been cleared to commence a Phase II trial combining tesmilifene with Taxotere for the treatment of metastatic and recurrent breast cancer. Separately, YM is partnered with the Shin Poong Pharmaceutical Company of Seoul, South Korea to expand the development program for tesmilifene into gastric cancer.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. In addition to tesmilifene YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. A Phase II monotherapy trial of nimotuzumab produced cytotoxic efficacy and evidence of survival benefit in children with brain cancer. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and randomized a Phase IIb pain trial has been cleared to start. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com